December 21, 2015

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549-3628 Attention: Barbara C. Jacobs Gabriel Eckstein

Re:	CSRA Inc. Registration Statement on Form S-1 File No. 333-208413
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-1, File No. 333-208413 (as amended to date, the “Registration Statement”), filed by CSRA Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the Registration Statement so that it will be declared effective at 12:00 noon New York City time, on December 23, 2015, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.
The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform me at (703) 641-2237 or Peter Harwich of Allen & Overy LLP at (212) 610-6471 and that such effectiveness also be confirmed in writing.
Very truly yours,

CSRA INC.

By:            /s/ Lawrence B. Prior III
Name: Lawrence B. Prior III
Title: President and Chief Executive Officer

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